Exhibit 99.1

 PRESS RELEASE

Orezone Shareholders Approve Arrangement with IAMGOLD

Toronto and Ottawa, Ontario – February 18, 2009 – IAMGOLD Corporation (IMG:TSX, IAG:NYSE) and Orezone Resources Inc. (OZN: TSX, NYSE Amex) (“Orezone”) jointly announced today that Orezone shareholders have overwhelmingly approved the plan of arrangement transaction with IAMGOLD.

At a meeting of Orezone shareholders held earlier today, the arrangement was approved by 99.94% of the votes cast representing 78.10% of Orezone’s outstanding shares.

Under the terms of the arrangement, Orezone shareholders will receive 0.08 common shares of IAMGOLD plus 0.125 of a share of the new exploration company, Orezone Gold Corporation, for each Orezone share held. The TSX has conditionally approved the listing of Orezone Gold Corporation which will commence trading the day after Orezone Resources Inc. ceases to trade.

Orezone’s application to the Ontario Superior Court of Justice to obtain the final court order approving the arrangement is scheduled for February 20, 2009. If approved, and all other conditions to the arrangement are satisfied, the arrangement is expected to close on February 25, 2009.

"We are very pleased to see the approval of this transaction which provides IAMGOLD with a second major flagship gold property and is a significant addition to IAMGOLD’s production pipeline”, said Joseph Conway, IAMGOLD’s President and CEO. “Our strong balance sheet during the global credit meltdown allowed us to take advantage of a unique market opportunity, making the deal accretive on all key metrics. The Essakane gold project in Burkina Faso is a strong strategic fit with IAMGOLD, it adds more than 30% to our reserves and provides near-term production in excess of 300,000 ounces of gold per year in West Africa, one of our key focus areas.  This asset will solidly launch IAMGOLD as a greater than 1 million ounce producer.”

Ron Little, CEO of Orezone comments, “Our shareholders have already capitalized on a significant value creation in IAMGOLD during difficult markets for junior companies. Orezone shareholders will also participate in the creation of Orezone Gold Corporation, a new gold exploration company that will retain Orezone’s management and exploration team.  Orezone Gold will be well financed through this transaction and host three advanced gold projects in Burkina Faso including Bomboré with 926,000 ounces of Measured and Indicated resources and 1.78 million of Inferred Resources. Equally important, this transaction results in a very positive outcome for those dedicated to the development of the Essakane Project including the people of Burkina Faso, especially those of the Essakane community who will have the opportunity to continue with the project under IAMGOLD.”

Denis Miville-Deschenes, IAMGOLD’s Senior VP, Project Development commented, “Our IAMGOLD construction and development team have prepared for the integration of the Essakane project and employees into the IAMGOLD team.  We have been on-site and have been communicating regularly with the Essakane team in anticipation of the closing of the transaction. There is considerable momentum on the project as it is fully permitted with construction underway.  We are committed to bringing the Essakane mine into production on schedule and on budget.”

About IAMGOLD

IAMGOLD is a leading mid-tier gold mining company producing almost one million ounces from 7 mines on 3 continents.  IAMGOLD is focused on growth with a target to reach 1.8 million ounces gold production by 2012.  IAMGOLD is uniquely positioned with a strong financial base, together with the management and operations expertise to execute our aggressive growth objectives.  IAMGOLD is focused in West Africa, the Guiana Shield of South America and in Quebec where it has a pipeline of development and exploration projects, while it continues to assess accretive acquisition opportunities with a strategic fit.  IAMGOLD is listed on the Toronto Stock Exchange (“IMG”), the New York Stock Exchange (“IAG”) and the Botswana Stock Exchange.

About Orezone

Orezone is an explorer and emerging gold producer that owns Essakane and Bomboré, which are the largest and third largest gold deposits in Burkina Faso, West Africa. Orezone also has a pipeline of developing projects, all located in politically stable areas of West Africa, one of the world’s fastest growing gold-producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

The mineral resource estimate and technical information relating to the Essakane project accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The “Qualified Persons” for the purposes of National Instrument 43-101 who reviewed the information in respect of the Essakane project for IAMGOLD Corporation are Réjean Sirois, Eng., Manager, Mining Geology and Francis Clouston, Eng., Manager, Project Evaluation. The technical information has been included herein with the consent and prior review of the above noted Qualified Persons. The Qualified Persons have verified the data disclosed, and data underlying the information or opinions contained herein.

The mineral resource estimate related to the Bomboré property was prepared by Glen Cole, Dorota El-Rassi and Jean-François Couture of SRK Consulting (Canada) Inc. (each a Qualified Person under NI 43-101) and documented in the Technical Report on the Bombore Gold Project in Burkina Faso, West Africa, dated November 17, 2008. This report is available on SEDAR at www.sedar.com.

For further information please contact:

IAMGOLD Corporation	Orezone Resources Inc.
Joseph F. Conway	Ron Little
President & CEO jconway@iamgold.com	Chief Executive Officer rlittle@orezone.com
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 613-241-3699 Toll-free: 1-888-673-0663

Elaine Ellingham	Janet Eastman
SVP, Investor Relations Communications eellingham@iamgold.com Tel: 416-360-4743 Toll-free: 1-888-IMG-9999	Manager, Investor Relations jeastman@orezone.com Tel: 613-241-3699 Toll-free: 1-888-673-0663

FORWARD-LOOKING STATEMENTS AND FORWARD-LOOKING INFORMATION: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and forward-looking information are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements and forward-looking information in this new release include statements with respect to the completion of the plan of arrangement, receipt of court and shareholder approvals, development of the Essakane project and the listing of Orezone Gold Corporation.

Forward-looking statements are based on certain assumptions, opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking statements. The assumptions include that contracted parties provide goods and/or services on the agreed timeframes, that equipment necessary for the drilling program is available as scheduled, that no labour shortages or delays are incurred, that no material adverse change occurs to either Orezone or IAMGOLD, that shareholder, court and regulatory approvals are received in a timely manner. Factors that could cause the forward-looking statements and forward-looking information to differ materially in actuality include the failure of contracted parties to perform as contracted and the failure of equipment. Orezone and IAMGOLD undertake no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

The securities being offered have not, nor will they be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.